Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

By Electronic Mail

June 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 25, 2018 The Nasdaq Stock Market (the "Exchange") received from Entera Bio Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, par value NIS 0.0000769 per share
Warrants, each warrant exercisable for .5 shares of ordinary shares at an exercise price of $11.25 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,